Exhibit 99.5

FORM OF LETTER

STEREOTAXIS, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Shareholders of

Stereotaxis, Inc.

[ — ], 2013

To Our Clients:

Enclosed for your consideration is a prospectus, dated [ — ], 2013 (the “Prospectus”) which relates to the offering (the “Rights Offering”) by Stereotaxis, Inc. (“Stereotaxis”) of shares of Stereotaxis’s common stock, par value $0.001 per share (the “Common Stock”), pursuant to transferable subscription rights (the “Rights”) distributed to all holders of record of shares of Common Stock at 5:00 p.m., New York City time, on [ — ], 2013 (the “Record Date”). The Rights and Common Stock are described in the Prospectus.

In the Rights Offering, Stereotaxis is offering an aggregate of [ — ] shares of Common Stock, as described in the Prospectus. The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on [ — ], 2013, unless extended (the “Expiration Time”).

As described in the Prospectus, you will receive a subscription right to purchase one-third of a share of Common Stock at a price of $3.00 per share (the “Subscription Price”) for each whole share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date.

You will be required to submit payment in full for all the shares you wish to buy with your Rights. Fractional Rights remaining after aggregating all of the Rights distributed to you will be rounded down to the nearest whole number. Any excess subscription payments received by Broadridge Corporate Issuer Solutions, Inc. (the “Rights Agent”) will be returned, without interest, as soon as practicable.

The Rights are transferable during the course of the Rights Offering. If you instruct us to purchase Rights in the open market or otherwise, and the Rights Offering is not completed, the purchase price paid for such Rights will not be returned to us or to you.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus carefully before instructing us to exercise your Rights.

If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at the Expiration Time. Once you have exercised the Rights, such exercise may not be revoked.

Additional copies of the enclosed materials may be obtained from the Rights Agent. The Rights Agent’s telephone number is (855) 300-4994. Any questions or requests for assistance concerning the rights offering should be directed to the [Information Agent].

Very truly yours,